FIRST AMENDMENT AGREEMENT

WHEREAS the Parties hereto entered into a gold purchase and sale agreement dated as of February 27, 2015 among Twangiza Mining S.A., as Seller (as defined therein), Banro Corporation and Twangiza GFSA Holdings, as Purchaser (as defined therein), with a Closing Date (as defined therein) of February 27, 2015 (the “Purchase Agreement”).

AND WHEREAS capitalized terms used and not defined herein have the meanings assigned to them in the Purchase Agreement.

AND WHEREAS the Parties have agreed to execute this First Amendment Agreement (this “Agreement”) to amend the debt sharing confirmation contained in the Purchase Agreement.

NOW THEREFORE, in consideration of the premises, mutual covenants and agreements herein set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree as follows:

1.	The Purchase Agreement is hereby amended as follows:

(a)

The definition of “Permitted Indebtedness” in Section 1.1 is hereby amended to add “or is the subject of a plan for intercompany Indebtedness that has been approved by the Purchaser” at the end of clause (ii)(6); and

	(b)	Section 13.13 is hereby deleted in its entirety and replaced with the following:

“The Purchaser hereby agrees, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that as of the Security Trigger Event, all Priority Lien Obligations will be and are secured equally and ratably by all Liens (as defined in the Collateral Trust Agreement) at any time granted by Banro or any Obligor (as defined in the Collateral Trust Agreement) to secure the obligations in respect of the Twangiza Forward Secured Obligations (as defined in the Note Indenture), whether or not upon property otherwise constituting Collateral (as defined in the Collateral Trust Agreement), that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Priority Stream Obligations (as defined in the Collateral Trust Agreement) shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), and that the Purchaser is bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.”.

2.

Each of the Parties agrees that save and except as amended in this Agreement, all of the terms of the Purchase Agreement shall continue in full force and effect and shall be binding on the Parties and the Purchase Agreement (as amended hereby) is hereby ratified and confirmed and shall be effective as of the date written below. The Parties hereby confirm that this Agreement, together with the Purchase Agreement, as further amended hereby, contain the entire agreement between the Parties hereto.

First Amendment Agreement – First Forward

3.	Each of the Parties represents and warrants to each other Party that:

	(a)	it has the necessary capacity and authority to enter into this Agreement;

	(b)	this Agreement constitutes valid and legally binding obligations of such Party, enforceable against it in accordance with its terms;

(c)

it has executed this Agreement as its own free act (and that it has not been influenced to any extent whatsoever in executing this Agreement by any representations or statements made by any other Party, or by any person on behalf of any other Party);

(d)

it has read this Agreement and fully understands its terms and that it has had an opportunity to obtain independent legal advice with respect to it and the terms and conditions of it, and it further declares that this Agreement is being entered into voluntarily for the purpose set out herein; and

(e)

except as set out herein, there has been no representation of fact or opinion, promise, threat or inducement made to it that affected its decision to enter into this Agreement and the consideration stated herein is the sole consideration for this Agreement.

4.	Each Party shall execute all documents and do all things reasonably necessary or desirable to give full effect to this Agreement and to any matter or thing contemplated pursuant to this Agreement.

5.

Each of the Parties agrees that the provisions of Sections 13.1 (Disputes and Arbitration), 13.3 (Reimbursement of Expenses), 13.7 (Governing Law), 13.8 (Notices), 13.10 (Amendments), 13.11 (Beneficiaries), 13.14 (Waivers), 13.16 (Assignment) and 13.17 (Counterparts) of the Purchase Agreement shall apply to this Agreement mutatis mutandis as if expressly set out herein.

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First Amendment Agreement – First Forward

IN WITNESS OF WHICH the Parties have duly executed this Agreement as of the 30th day of April, 2015.

TWANGIZA GFSA HOLDINGS, by its Sole
Director, Gramercy Funds Management LLC

Per:	“Robert Rauch”
Name: Robert Rauch
Title: Partner, Portfolio Manager

BANRO CORPORATION

Per:	“R. W. Brissenden”
Name: R. W. Brissenden
Title: Chairman of the Board

TWANGIZA MINING S.A.

Per:	“Desire Sangara”
Name: Desire Sangara
Title: Chairman of the Board

First Forward – Amendment Agreement